July 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block (blocks@sec.gov)

Re:	NB Bancorp, Inc.
Registration Statement on Form S-4
CIK No. 0001979330
File No. 333-288494
Request for Acceleration

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-288494) filed by NB Bancorp, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 2, 2025, as amended (the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 8:00 a.m. Eastern Time on Wednesday, July 30, 2025, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Exchange Act of 1933, as amended.

Please contact Michael K. Krebs of Nutter, McClennen & Fish, LLP at (617) 439-2288 or by email at mkrebs@nutter.com with any questions you may have concerning this request. Please notify Mr. Krebs when this request for acceleration has been granted.

Sincerely,

NB BANCORP, INC.

By:	/s/ Joseph P. Campanelli
Name:	Joseph P. Campanelli
Its:	President and Chief Executive Officer

1063 Great Plain Avenue | Needham, MA 02492 | NBBancorp.com